New York - September 8-9, 2010
Jefferies Seventh Annual
Shipping Conference

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-
looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2009
 – Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares.
 We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies.
 Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

 Founded by
 Mr. Jose Menendez
 Sailing ships Andalucía
 and Alejandrina
 Started regular Liner
 Service Chile-Peru /
 Argentina-Brazil
 1st tanker
 vessel
 Pioneer LPG
 Company in South
 America
 Conversion of
 Alianza G3 to
 product carrier
 First Contract with
 Petrobras
 Issued $135mm
 Public Debt Notes
 registered with
 SEC
 Purchased 50% of
 UABL from ACL
 UABL 100% owned
 subsidiary
 Issued $180mm
 First Preferred Ship
 Mortgage Notes
 Purchased
 passenger vessels
 New Flamenco and
 Grand Victoria
 First 2 PSVs
 delivered
 Initial Public
 Offering $140.0
 million (Nasdaq)
 Fully Prepaid IFC /
 KfW loan facilities
 AIG-GE Capital LAIF
 became Shareholder
 Merged River
 Company with ACL
 (founded UABL 50/50
 JV)
1876
1932
1955
1961
1992
1998
1994
2000
2003
2004
2006
2005
2007
2008
Follow-On
Offering $97.0
million
Loan Facility
with IFC / OFID
for $75.0 million
Over 130 Years of experience in the Shipping Industry
1993
 First Contract with
 Petropar
2002
 UP Offshore founded
 IFC loan facilities to
 different subsidiaries
 for $90.0 million
 KfW loan facility to
 UABL for $10.0 million
2009
2010
Punta Alvear
Yard for building
Barges
completed
Zonda I, the
largest pushboat of
its kind in South
America, has been
launched
First tanker
barge of our barge
building facility
launched
Regular general
cargo container
service established
by Ultrapetrol
serving Buenos
Aires-Ushuaia with
container vessel
Asturiano
1911
 1st regular
 general cargo
 service
 established by
 Jose Menendez
 serving Buenos
 Aires-Ushuaia
 with steamer
 Asturiano
Ultrapetrol S.A.
founded

River
Business
“UABL”
Offshore Supply
Business
“UP Offshore”
Ocean
Business
“Ultrapetrol”
Over 1.0 million dwt
static capacity
30 pushboats
Over 35% market share
New own shipyard -
significant growth of fleet
planned
6 large, very modern PSVs
in operation
6 large PSVs under
construction with deliveries
between 4Q 2010 and 2H 2011
Present in Brazilian & North
Sea markets
5 Product Tankers
Recent divestment of
Capesize fleet - wait for
attractive re-entry point
Recent acquisition of
container vessel and set
up of regional liner service
- potential growth driver
Ultrapetrol is a diversified Company with three business
segments and in-house technical ship management
Ship
Management
“Ravenscroft”
Technical management
for Ultrapetrol’s vessels
as well as third party
technical and / or
commercial management

VENEZUELA
GUYANA
SURINAME
FRENCH GUIANA
COLOMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
PARAGUAY
CHILE
URUGUAY
ARGENTINA

BOLIVIA
PARAGUAY
BRAZIL
ARGENTINA
URUGUAY
0
200
400
600 Miles
0
200
400
600 Kilometers

Wisconsin
Minnesota
Iowa
Illinois
Missouri
Kentucky
Tennessee
Arkansas
Mississippi
Louisiana

 Runs over 2,200 miles across the agricultural heartland of South America
    Comparable in length to the Mississippi system
Corumba
UABL Brazil
Buenos Aires
UABL Argentina
Tres Fronteras
Wanda
Dos Fronteras
San Gotardo
Asunción
UABL Paraguay
Hub
Km 1,200
Mississippi Region
Hidrovia Region
Number of Barges(1): ~21,000
Number of Barges: ~1,700
Hub
Hub
Hub
Hidrovia System - Agricultural heartland of
South America
(1) Source: ACL 10-K filed on March 10, 2010

River Business Summary
Hidrovia
 ~ Approximately 12MM Tons per
 Year of soft & hard commodities
 run through the system
 Strategic location in agricultural
 heartland of South America
UABL: Market Leader
 Approximately 35% capacity - 3x
 nearest competitor
 Top quality client portfolio
 592 Barges
 30 Pushboats
 2 grain, vegoil & petroleum
 products loading Terminals
 1 floating transshipment station to
 load ocean vessels
 Most modern barge-building
 shipyard in South America

3 Fronteras
2 Fronteras
Punta Alvear Shipyard
Alianza G2
Transshipment Station

Others
12%
Iron Ore
11%
Petroleum
products
13%
Soy
Products
64%

River Business - 1H 2010 Performance and
typical cargo mix
Re-engining project still under way Price differential between heavy fuel and diesel reduces fuel costs
First large fuel-propelled pushboat, Zonda I, launched and operational in 2Q 2010
Our new shipyard, Punta Alvear, has already launched its first barge in 2Q 2010
1H 2010 performance
2MM
tons
transported
$16.1MM
EBITDA
(1)     Average for 2009, 2008 and 2007
Typical Cargo Mix(1)

10-year Production CAGR = 9.5%
Million Hectares & Tons
0
1
2
3
4
5
6
7
8
1.2
2.9
1.4
3.5
1.4
3.5
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.9
2.7
6.9
2.6
4.0
2.7
7.2
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Seeded Area
Production

Corumbá Iron Ore Production

Million Tons
0
0.5
1
1.5
2
2.5
3
3.5
2.301
1.175
3.049
1H 2008
1H 2009
1H 2010

Very Strong Long Term Fundamentals
Source: USDA FAS
Soybean production in Paraguay has grown significantly for the last decade in line with the expansion of seeded area Important extensions of land still available for further growth
For 2010, seeded area is equivalent to that of 2008 and production is estimated to be 7.2 million tons
Iron ore growth prospects linked to international economic recovery
Paraguayan Soybean Seeded Area & Production

Industry Sources

Hidrovia Fleet Age Profile in 4 years

# of Barges
700
600
500
400
300
200
100
0
0-10
20-10
20-30
30-35
+35
Age

UABL Fleet Age Profile(1)

# of Barges
350
300
250
200
150
100
50
0
9
286
207
56
34
0-10
11-20
21-30
31-35
+ 35
Age

Hidrovia fleet is predominantly old and will require substantial replacement in the next 4 years
In our unique Ramallo facility our re-
bottoming and jumboization programs have
expanded the lifespan of our older barges
Hidrovia fleet will have almost 62% of current capacity
in the “scrapping zone”
Adding capacity by means of
importing barges from the U.S. has
become very expensive and inefficient
Over 83% of our barge fleet is
between the 11 to 30 year bracket
Industry Sources
Total: 592 barges

517 belong to
competitors
607
289
269
235
52
(1)     Barges that have been reskinned are considered as been added 10 years to its lifespan
Total: 1452 barges

1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
Capacity (In DWT)
June 30, 2010-2015 67% expected increase
1,023,508
48,160
117,200
130,000
130,000
130,000
130,000
685,360
30-Jun-10
2H 2010
2011
2012
2013
2014
2015
Total

Total Added
Capacity
… while we are the only player in Hidrovia with the ability
to increase our capacity by over 10% p.a.
Our barge building facility is currently set to produce a total amount of 20 tank barges until March 2011 (Almost 40.3% of our current tanker fleet capacity)
Starting March 2011, the shipyard will initiate the production of dry barges at a rate of one per week
Total (tank + dry barge) carrying capacity is estimated to increase 67% by 2015 (from
June 30, 2010)
We estimate that Jumbo-sized barges will be 40% cheaper than alternative cost of acquiring barges
Static Capacity Growth

When re-engining program is competed
in 1Q 2012, fuel savings on current IFO-
MGO price differential (1) are estimated
to be $13MM per year
Re-engining program will bring substantial savings…
 4 Pushboats to be re-
 engined within 2010
 (1 already operating since May 2010)
(1) Supporting calculations found in the next slide

Total 11 Pushboats to be re-engined by 1Q 2012
Once re-engining is complete, almost 80% of
diesel consumption will be replaced by heavy fuel

Estimated Pro-Forma EBITDA
Revenue & EBITDA (In $ Millions)
200
180
160
140
120
100
80
60
40
20
-
185.5
68.0
Pro-Forma 2015
Revenues
EBITDA

Assumptions:
 Dry and Tank barge annual rotation as per historical average
 Flat average freight per ton based on current contract prices with clients
 Tons transported: 7.4 million
 PF 2015 EBITDA Margin of 36.7% on account of
          •          re-engining savings associated with the price differential between Gas Oil and Heavy Fuel: ~
                     $13.0 million on $214.50 / m3 current price gap(1) and 2015 estimated fuel consumption of
                     60,700 MT
          •          Expected increase of 67% in static capacity should increase revenues proportionally by 67% for the period June 2010-2015
(1) BunkerWorld: Spot gap between IFO 380 and Diesel on Singapore as of August 11, 2010
The impact of our growth initiatives on the River Business will gradually reveal its potential as programs are implemented

Offshore Supply Business Summary
 We service both the North Sea & Brazilian markets where
 high-tech vessels and equipment are required
 Strong foothold in Brazil - 6 PSVs fully committed on 3 &
 4 years employments with Petrobras
 6 PSVs under construction - Fleet will double in next
 18/24 months

NEW VESSELS AND PURCHASE OF NEW EQUIPMENTS

Petrobras critical resources demand will drive Brazilian and international industry

Critical Resources	Current Situation (Dec/09)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	5	26	31	53*
Supply and Special Vessel	254	465	491	504
Production Platforms SS e FPSO	41	53	63	84
Others (Jacket and TLWP)	79	81	83	85

Supply Vessel

Drilling Rigs

Production Platform (FPSO)

26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:

- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

STRATEGIC PLAN PETROBRAS 2020

* The rig reallocated from international operations, expire in 2015, so it is not considered in the 2020 accumulated value

BR PETROBRAS

16

Well positioned to profit from current & future developments in booming Brazilian market: $224 Bn CAPEX

North Sea Spot Rates 2007- August 2010
British Pounds / Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Apr/08
Jul/08
Oct/08
Jan/09
Apr/09
Jul/09
Oct/09
Jan/10
Apr/10
Jul/10
$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
20,604
26,069
22,881
19,823
28,029
19,879
19,615
27,895
2Q 2008
1H 2009
1H 2010
2Q 2009
2Q 2010
Brazil
North Sea
UP AGUA-MARINHA

Recovering North Sea Market
North Sea & Brazilian Fleet Daily Average Time Charter (1) (2)
Source: Seabreeze - August 2010
(1) Company calculations / data
(2) Includes income related to delay and loss of hire insurances in 2008 - basis calendar days
Brazilian & North Sea market rates
Current spot markets are at
GBP 22,938 / day

Estimated Pro-Forma EBITDA

Revenues & EBITDA (In millions)
120
100
80
60
40
20
-
112.9
50.0
2015 Pro-Forma
Revenues
EBITDA

Offshore Supply Business Pro-Forma
Assumptions:
 2015 Pro-Forma based on the operation of our twelve PSVs (6 existing + 6 currently under construction)
 Average charter for NB vessels: consistent with average actually obtained by our fleet in 2Q 2010 under recently renewed contracts with Petrobras
 Positioning costs of $350k per Newbuild
 Running Costs for NB vessels equivalent to average running costs of 1H 2010

Petrobras 38%
Other 36%
ESSO 15%
Repsol YPF 11%
Capesize Orderbook June 2010-2014+
DWT (In Millions)
350
300
250
200
150
100
50
0
20
28
56
31
9
125.3
As of Jun-2010
2H 2010
2,011
2,012
2,013
2014+
Total
Panamax Orderbook June 2010-2014+
DWT (In Millions)
200
180
160
140
120
100
80
60
40
20
0
7
15
27
19
4
1
65.4
As of Jun-2010
2H 2010
2,011
2,012
2,013
2014+
Total

Ocean Business
Product Tanker Fleet
5 vessels in operation
Ocean Revenue breakdown (by client)
Bulk Carrier Fleet
On August 4, 2010, we entered into
an MOA to sell our remaining Capesize
vessel, Princess Katherine , which is
set to be delivered between September
1 and October 15, 2010
Interesting opportunities lie ahead for
acquisition of Bulk Carriers in light of
current orderbooks
Synergies of Panamax, Supramax
and Handysize Bulk Carriers with our
River operation
6-m 30-jun-10
$24.5mm(1)
(1) Does not include $6.2mm in FFA revenues from Bunge

66%
51%
55%
38%
Capacity added from January 1, 2010, until June 30, 2010

Containers Moved at Ushuaia Port
Unit Movement
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
7,385
10,262
16,049
18,193
26,441
66,566
68,512
47,844
2002
2003
2004
2005
2006
2007
2008
2009
Year

Source: Puerto de Ushuaia - Province of Tierra del Fuego (www.puertoushuaia.gov.ar)

Buenos Aires (Argentina)
Montevideo (Uruguay)
Bahia Blanca (Argentina)
Ushuaia (Argentina)

Developing a Liner Service with growth
potential in South America
 MV Asturiano: Provides regular general cargo
 liner service between Buenos Aires &
 Patagonia
 Currently on 7th trip at high utilization rates
 Growing Market - Flag Protected
Exceeded break-even ahead of expectations
Room for further growth in the region

Estimated Pro-Forma EBITDA

Revenues & EBITDA (In $ millions)
80
70
60
50
40
30
20
10
-
75.4
14.7
2015 Pro-Forma
PF Revenues
PF EBITDA

Ocean Business Pro-Forma
Assumptions:
 4 tanker vessels at current average rates
 Tanker vessel Running Costs at rates equivalent to current level
 Entry into operation of two additional container vessels at utilization rates similar to MV Asturiano
 (Approximately $3.0 million GPC per year)

($000's)	**2H 10**	**2011**
River Business		
Re-engining and repowering Project	11,217	7,200
Barge building	8,600	18,720
Barge Re-bottoming	3,000	6,000
Total River Business	**22,817**	**31,920**
Offshore Supply Business		
4 PSVs Construction in India	8,660	30,910
2 PSVs Construction in China	10,520	
Dry docks	2,100	1,200
Total Offshore Supply Business	**21,280**	**32,110**
Ocean Business		
Dry docks	670	1,000
Total Ocean Business	**670**	**1,000**
Ultrapetrol Total CAPEX	**44,767**	**65,030**

2H 2010-2011 Total CAPEX = $109.8 Million
Cash & Cash Equivalents as of June 30, 2010 of $46.0 million
Undrawn portion of DVB / Natixis Financing as of June 30, 2010: Up to $69.5 million
Two Chinese PSVs financed fully from our own cash - plan to finance post-delivery in 4Q 2010
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion CAPEX Program